SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

PLAYBOY ENTERPRISES, INC.

(Name of Subject Company)

ICON MERGER SUB, INC.

a wholly owned direct subsidiary of

ICON ACQUISITION HOLDINGS, L.P.

(Name of Filing Persons-(Offeror))

Icon Acquisition Holdings LLC

GTD Acquisitions LLC

RT-ICON Holdings LLC

RTM-ICON Holdings LLC

Rizvi Traverse Management LLC

Hugh M. Hefner

Scott N. Flanders

(Name of Filing Persons-(Other Persons))

Class A Common Stock, $0.01 par value per share

Class B Common Stock, $0.01 par value per share

(Title of Classes of Securities)

728117201

728117300

(CUSIP Number of Classes of Securities)

Icon Acquisition Holdings, L.P.

c/o Munger, Tolles & Olson LLP

355 South Grand Avenue, 35th Floor

Los Angeles, CA 90071

(213) 683-9100

Attention: Hugh M. Hefner

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Sands, Esq.

John D. Tishler, Esq.

Edwin Astudillo, Esq.

Sheppard, Mullin, Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, California 92130

Telephone: (858) 720-7469

Facsimile: (858) 509-3691

Robert Knauss, Esq. Brett Rodda, Esq. Munger, Tolles & Olson LLP 355 South Grand Avenue, 35th Floor Los Angeles, CA 90071 Telephone: (213) 683-9100 Facsimile: (213) 687-3702

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$147,853,698	$17,166

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and Class B common stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), of Playboy Enterprises, Inc., a Delaware corporation, at a purchase price of $6.15 per share, net to the seller in cash, other than shares of Common Stock being contributed to Icon Merger Sub, Inc. (“Sub”) and Icon Acquisition Holdings, L.P. (“Purchaser”). As of January 21, 2011, there were 33,747,759 shares of Common Stock outstanding, of which 11,361,257 are being contributed to Sub and Purchaser. As a result, this calculation assumes the purchase of 22,386,502 shares of Common Stock. The transaction value also includes (a) the offer price of $6.15 multiplied by 335,596, the estimated number of restricted stock unit awards that are currently outstanding and (b) the product of (i) the excess, if any, of the offer price of $6.15 over the per-share exercise price of options to purchase shares of Class B Common Stock that are currently outstanding and (ii) 2,236,908, the estimated number of shares of Class B Common Stock subject to such options that are currently outstanding.

**	The filing fee was determined by multiplying the transaction value by the filing fee of $116.10 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$17,166	Form or Registration No.:	Schedule TO-T
Filing Party:	Icon Acquisition Holdings, L.P.	Date Filed:	January 24, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement originally filed under cover of Schedule TO with the Securities and Exchange Commission on January 24, 2011 (which, together with Amendment No. 1 filed with the Securities and Exchange Commission on February 4, 2011, Amendment No. 2 filed with the Securities and Exchange Commission on February 11, 2011 and this Amendment No. 3, and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO is filed by Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Purchaser”), and Icon Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser (“Sub”). The general partner of Purchaser is Icon Acquisition Holdings LLC, a Delaware limited liability company. RT-ICON Holdings LLC, a Delaware limited liability company, and GTD Acquisitions LLC, a Delaware limited liability company, are the limited partners of Purchaser and the members of Icon Acquisition Holdings LLC. Mr. Hugh M. Hefner controls GTD Acquisitions LLC. RTM-ICON Holdings LLC is the manager of RT-ICON Holdings LLC and is a wholly owned subsidiary of Rizvi Traverse Management LLC. Mr. Scott N. Flanders, the chief executive officer of Playboy Enterprises, Inc., a Delaware corporation (“Playboy”), is contributing his Playboy shares (as defined below) to Purchaser. This Schedule TO relates to the offer by Sub to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share (collectively, the “Playboy shares”), of Playboy, at a purchase price of $6.15 per share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 2011, a copy of which is attached hereto as Exhibit (a)(1)(i) (the “Offer to Purchase”), and the related Letters of Transmittal, copies of which are attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii) (together, the “Letter of Transmittal,” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

The following amendments to the Items of the Schedule TO are hereby made. Except as otherwise set forth below, the information included in the originally filed Schedule TO, as amended by Amendment No. 1 and Amendment No. 2 to the Schedule TO, remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment No. 3. Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase and all section and page references herein shall refer to the sections and page numbers in the Offer to Purchase, unless otherwise indicated.

Items 1 through 11 and 13.

1.	Items 1, 4 and 13 of the Schedule TO are hereby amended and supplemented by adding the following:

On February 22, 2011, Sub extended the expiration date of the offer until 5:00 p.m., Eastern time, on March 3, 2011, unless further extended. The offer was previously scheduled to expire at 5:00 p.m., Eastern time, on February 22, 2011. The offer is being extended because the marketing period for the debt financing has not ended or been waived by the lender on the last business day prior to February 22, 2011. The marketing period expires March 8, 2011, and Purchaser currently expects a waiver from the lender on March 2, 2011 that waives the balance of the marketing period, although Purchaser can offer no assurance it will receive such waiver. All other terms and conditions of the offer remain unchanged.

Based on information provided by the depositary for the offer, as of February 22, 2011, a total of 18,472,465 shares of Playboy’s Class A common stock and Playboy’s Class B common stock (treating such classes as a single class) have been tendered and not withdrawn. This represents approximately 83% of the shares of Playboy’s Class A common stock and Playboy’s Class B common stock (treating such classes as a single class and excluding the excluded shares, the rollover shares and any other shares held by the Purchaser Group). The excluded shares refer to the Playboy shares held by Mr. Hefner’s trusts, which Mr. Hefner agreed not to tender, and the rollover shares refer to the Playboy shares held by Mr. Flanders, which Mr. Flanders agreed not to tender. Accordingly, assuming the offer expired on February 22, 2011, the minimum tender condition would have been satisfied.

The depositary for the offer reported the following numbers of shares of each class of Playboy’s common stock had been tendered and not withdrawn as of February 22, 2011: 1,307,082 shares of Playboy’s Class A common stock, representing approximately 27% of such class, and a total of 17,165,383 shares of Playboy’s Class B common stock, representing approximately 59% of such class, including 6,796 shares of Playboy’s Class A common stock and 565,732 shares of Playboy’s Class B common stock tendered by guaranteed delivery. Mr. Hefner’s trusts own 3,381,836 shares of Playboy’s Class A common stock, representing approximately 69.5% of such class, and 7,935,596 shares of Playboy’s Class B common stock, representing approximately 27.5% of such class. Mr. Flanders owns 43,825 shares of Playboy’s Class B common stock. Assuming that the offer expired on February 22, 2011, the threshold condition would have been satisfied without the need for exercise of the Top-Up Option.

The full text of the press release announcing the extension of the offer is attached as Exhibit (a)(1)(x) hereto and is incorporated herein by reference.

2.	The section entitled “The Offer—Section 7. Certain Information Concerning Playboy” is hereby amended as follows:

The tables and the related footnotes on page 85 are hereby amended and replaced in their entirety with the following:

	Base Case (in millions) (1)
	Q4 2010 (2)	FY 2010	FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	Without Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Revenue	N/A	$218.8	$215.6	$122.5	$177.7	$128.2	$182.0	$134.3	$186.7	$139.4

Adjusted EBITDA (3)	N/A	$17.3	$12.2	$17.3	$20.3	$23.7	$23.9	$28.4	$26.9	$32.2

Unlevered Free Cash Flow (4)	($12.7)	($21.8)	($8.4)	$37.6	$8.7	($6.4)	$12.4	$17.2	$17.9	$23.5

	Upside Case (in millions) (1)
	Q4 2010 (2)	FY 2010	FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	Without Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Revenue	N/A	$218.8	$215.6	$123.3	$187.2	$131.1	$197.5	$140.7	$210.9	$151.0

Adjusted EBITDA (3)	N/A	$17.3	$11.2	$17.3	$26.0	$28.1	$33.6	$35.9	$43.5	$44.6

Unlevered Free Cash Flow (4)	($12.7)	($21.8)	($8.9)	$37.7	$13.5	($4.1)	$21.5	$23.6	$33.6	$34.4

	Downside Case (in millions) (5)
	Q4 2010 (2)	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014
	Without Synergy	Without Synergy	Without Synergy	Without Synergy	Without Synergy	Without Synergy
Revenue	N/A	$211.8	$196.7	$154.1	$152.4	$151.2

Adjusted EBITDA (3)	N/A	$10.6	$4.9	$11.0	$10.4	$9.8

Unlevered Free Cash Flow (4)	($5.6)	($16.6)	($18.5)	($9.4)	($3.2)	($12.4)

		Adjusted EBITDA by Segment for FY 2012 (in millions) (3)(6)
		Base Case	Upside Case	Downside Case	Base Case with Synergy	Upside Case with Synergy
Entertainment		$1.0	$4.8	($0.1)	$5.3	$5.3
Print/Digital		$3.7	$4.8	($5.4)	$4.3	$5.5
Licensing		$38.5	$40.2	$35.6	$38.5	$40.2
Corporate		($22.1)	($23.1)	($19.1)	($24.0)	($22.6)

TOTAL		$21.1	$26.7	$10.9	$24.1	$28.4

(1)	The Company Projections set forth under the heading “With Synergy” represent a variant of the Company Projections, which assume the consummation of Project Synergy.
(2)	Unlevered free cash flow amounts for the fourth quarter of fiscal year 2010 were provided to Raine for purposes of its discounted cash flow analysis.
(3)	Adjusted EBITDA is a non-GAAP financial measure that represents EBITDA adjusted for restructuring and certain noncash items and reduced by cash investments in entertainment programming. EBITDA is a non-GAAP financial measure that represents earnings from continuing operations before interest expense, income tax expense or benefit, depreciation of property and equipment, amortization of intangible assets, amortization of investments in entertainment programming and amortization of deferred financing fees. Adjusted EBITDA is used by Playboy’s management to measure the operating performance of the business. For purposes of its analysis, Raine reduced Playboy’s projection of Adjusted EBITDA by the value of stock based compensation in the following amounts: $1.4 million for the FY 2010 amounts for each case presented; $1.1 million for the FY 2011 amounts in the base case; $1.7 million for the FY 2011 amounts in the upside case and the downside case; $1.7 million for the FY 2012 amounts for each case presented; $1.9 million for the FY 2013 amounts for each case presented; and $2.0 million for the FY 2014 amounts for each case presented. For a reconciliation of Adjusted EBITDA to net income (loss) and Adjusted EBITDA by segment to operating income (loss), see the information set forth under the heading “—Reconciliation of Adjusted EBITDA and Unlevered Free Cash Flow” below.
(4)	Unlevered free cash flow is a non-GAAP financial measure that represents Adjusted EBITDA reduced by cash payments for taxes, capital expenditures, investments in trademarks and copyrights, restructuring payments, deferred acquisition payments, certain financing payments and certain other non-recurring payments and adjusted for the projected increase or decrease in net working capital and the estimated proceeds from the sale of the Adult Assets. Unlevered free cash flow is used by Playboy’s management to measure liquidity of Playboy’s operating businesses and its ability to meet its current and future financing and investing needs. For a reconciliation of unlevered free cash flow to net income (loss), see the information set forth under the heading “—Reconciliation of Adjusted EBITDA and Unlevered Free Cash Flow” below.
(5)	The downside case was prepared by Playboy’s management and presented to Raine and the Special Committee in October 2010 prior to the settlement of the dispute with DirecTV. The loss of carriage with DirecTV was the principal negative impact in the downside case. In light of the settlement of the dispute on December 30, 2010, the Special Committee did not give any particular weight to the downside case in its determination as to the merger agreement and the transactions contemplated thereby.
(6)	Total Adjusted EBITDA by segment included in this table differs from total Adjusted EBITDA included in the tables above as a result of assumptions made with respect to allocations of estimated depreciation and amortization to each segment. Playboy does not currently project depreciation and amortization by segment as part of its financial modeling process. The estimated amount of depreciation and amortization by segment was added back to segment income in the calculation of Adjusted EBITDA by segment.

Reconciliation of Adjusted EBITDA and Unlevered Free Cash Flow

The following tables present a reconciliation of Adjusted EBITDA and unlevered free cash flow to net income (loss) and Adjusted EBITDA by segment to segment income for each of the periods and in each case indicated:

	Base Case (in millions)
	Q4 2010	FY 2010	FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	Without Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Net Income (Loss)	($33.2)	($41.1)	($32.8)	($20.7)	($6.8)	$2.4	($1.4)	$7.7	$3.9	$13.8
Plus: Income Tax Expense	$1.0	$3.6	$4.9	$4.9	$6.3	$6.3	$7.0	$7.0	$7.5	$7.5
Plus: Interest Expense	$2.2	$8.7	$10.1	$7.8	$9.5	$7.0	$9.5	$7.0	$9.5	$7.0
Plus: Amortization of Deferred Financing Fees	$0.2	$0.7	$0.9	$0.9	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5
Plus: Depreciation and Amortization	$8.7	$34.8	$35.3	$2.5	$24.4	$2.5	$23.3	$2.4	$22.6	$2.4

EBITDA	($21.2)	$6.6	$18.3	($4.6)	$33.9	$18.7	$38.9	$24.6	$44.0	$31.2

Plus: Restructuring Expense	$7.3	$9.9	$21.6	$21.4	$2.9	$1.7	$1.0	$1.0	$1.0	$1.0
Plus: Equity in Operations of Investments	—	$0.1	—	—	—	—	—	—	—	—
Plus: Extraordinary Items (1)	$25.1	$28.9	$0.5	$0.5	$3.3	$3.3	$2.8	$2.8	—	—
Plus: Cash Investments in Entertainment Programming	($7.6)	($28.2)	($28.2)	—	($19.7)	—	($18.9)	—	($18.1)	—

Adjusted EBITDA	$3.7	$17.3	$12.2	$17.3	$20.3	$23.7	$23.9	$28.4	$26.9	$32.2

Less: Cash Payments for Taxes	($0.6)	($2.5)	($4.2)	($4.2)	($4.5)	($4.5)	($5.0)	($5.0)	($5.3)	($5.3)
Less: Capital Expenditures	($0.5)	($2.0)	($1.0)	($0.8)	($1.0)	($0.8)	($1.0)	($0.8)	($1.0)	($0.8)
Less: Investments in Trademarks and Copyrights	($0.6)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)
Less: Restructuring Payments	—	($10.3)	($12.0)	($11.9)	($21.7)	($20.5)	($1.0)	($1.0)	($1.0)	($1.0)
Less: Deferred Acquisition Payments	($0.3)	($5.3)	($0.8)	($0.8)	—	—	—	—	—	—
Less: Certain Financing Payments	($4.0)	($4.0)	$0.7	$0.7	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8
Less: Certain Other Non-Recurring Payments	($15.1)	($18.5)	($0.5)	($0.5)	($3.3)	($3.3)	($2.8)	($2.8)	—	—
Plus: Proceeds from the Sale of the Adult Assets	—	—	—	$41.0	$20.0	—	—	—	—	—
Plus: Increase (Decrease) in Working Capital	$4.7	$5.7	($0.7)	($1.2)	$0.3	$0.3	($0.2)	($0.2)	($0.2)	($0.2)

Unlevered Free Cash Flow	($12.7)	($21.8)	($8.4)	$37.6	$8.7	($6.4)	$12.4	$17.2	$17.9	$23.5

	Upside Case (in millions)
	Q4 2010	FY 2010	FY 2011		FY 2012		FY 2013		FY 2014
	Without Synergy	Without Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy	Without Synergy	With Synergy
Net Income (Loss)	($33.2)	($41.1)	($35.3)	($21.1)	($0.6)	$5.4	$9.2	$15.1	$20.9	$25.7
Plus: Income Tax Expense	$1.0	$3.6	$5.8	$6.0	$6.6	$6.6	$7.6	$7.6	$8.5	$8.5
Plus: Interest Expense	$2.2	$8.7	$10.1	$6.0	$8.1	$6.0	$8.1	$6.0	$8.1	$6.0
Plus: Amortization of Deferred Financing Fees	$0.2	$0.7	$0.9	$1.4	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5
Plus: Depreciation and Amortization	$8.7	$34.8	$35.3	$2.5	$24.4	$2.5	$24.5	$2.4	$25.4	$2.4

EBITDA	($21.2)	$6.6	$16.8	($5.2)	$39.0	$20.9	$49.9	$31.6	$63.5	$43.1

Plus: Restructuring Expense	$7.3	$9.9	$22.1	$22.1	$3.4	$3.9	$1.0	$1.5	$1.0	$1.5
Plus: Equity in Operations of Investments	—	$0.1	—	—	—	—	—	—	—	—
Plus: Extraordinary Items (1)	$25.1	$28.9	$0.5	$0.5	$3.3	$3.3	$2.8	$2.8	—	—
Plus: Cash Investments in Entertainment Programming	($7.6)	($28.2)	($28.2)	—	($19.7)	—	($20.1)	—	($20.9)	—

Adjusted EBITDA	$3.7	$17.3	$11.2	$17.3	$26.0	$28.1	$33.6	$35.9	$43.5	$44.6

Less: Cash Payments for Taxes	($0.6)	($2.5)	($4.2)	($4.4)	($4.8)	($4.8)	($5.6)	($5.6)	($6.3)	($6.3)
Less: Capital Expenditures	($0.5)	($2.0)	($1.0)	($0.8)	($1.0)	($0.8)	($1.0)	($0.8)	($1.0)	($0.8)
Less: Investments in Trademarks and Copyrights	($0.6)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)
Less: Restructuring Payments	—	($10.3)	($12.5)	($12.5)	($22.2)	($22.2)	($1.0)	($1.5)	($1.0)	($1.5)
Less: Deferred Acquisition Payments	($0.3)	($5.3)	($0.8)	($0.8)	—	—	—	—	—	—
Less: Certain Financing Payments	($4.0)	($4.0)	$0.7	$0.7	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8
Less: Certain Other Non-Recurring Payments	($15.1)	($18.5)	($0.5)	($0.5)	($3.3)	($3.3)	($2.8)	($2.8)	—	—
Plus: Proceeds from the Sale of the Adult Assets	—	—	—	$41.0	$20.0	—	—	—	—	—
Plus: Increase (Decrease) in Working Capital	$4.7	$5.7	$0.3	($0.2)	$0.3	$0.3	($0.2)	($0.2)	($0.2)	($0.2)

Unlevered Free Cash Flow	($12.7)	($21.8)	($8.9)	$37.7	$13.5	($4.1)	$21.5	$23.6	$33.6	$34.4

	Downside Case (in millions)
	Q4 2010	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014
	Without Synergy	Without Synergy	Without Synergy	Without Synergy	Without Synergy	Without Synergy
Net Income (Loss)	($49.1)	($60.9)	($45.2)	($20.6)	($15.6)	($28.6)
Plus: Income Tax Expense	$1.0	$3.6	$5.3	$6.2	$6.6	$7.1
Plus: Interest Expense	$2.2	$8.7	$10.1	$10.5	$10.5	$10.5
Plus: Amortization of Deferred Financing Fees	$0.2	$0.7	$1.4	$0.5	$0.5	$0.5
Plus: Depreciation and Amortization	$8.7	$34.8	$27.0	$17.8	$17.5	$17.4

EBITDA	($37.1)	($13.2)	($1.4)	$14.3	$19.5	$6.9

Plus: Restructuring Expense	$7.3	$9.9	$21.6	$6.6	$1.0	$1.0
Plus: Equity in Operations of Investments	—	$0.1	—	—	—	—
Plus: Extraordinary Items (1)	$38.1	$41.9	$1.5	$1.0	$1.0	$13.5
Plus: Cash Investments in Entertainment Programming	($7.6)	($28.2)	($16.8)	($10.9)	($11.2)	($11.5)

Adjusted EBITDA	$0.8	$10.6	$4.9	$11.0	$10.4	$9.8

Less: Cash Payments for Taxes	($0.6)	($2.5)	($3.7)	($4.4)	($4.6)	($4.9)
Less: Capital Expenditures	($0.5)	($2.0)	($1.3)	($1.3)	($1.3)	($1.3)
Less: Investments in Trademarks and Copyrights	($0.6)	($2.3)	($2.3)	($2.3)	($2.3)	($2.3)
Less: Restructuring Payments	—	($10.3)	($12.0)	($22.7)	($5.0)	($1.0)
Less: Deferred Acquisition Payments	($0.3)	($5.3)	($0.8)	—	—	—
Less: Certain Financing Payments	($4.0)	($4.0)	$0.7	$0.8	$0.8	$0.8
Less: Certain Other Non-Recurring Payments	($3.1)	($6.5)	($1.5)	($1.0)	($1.0)	($13.5)
Plus: Proceeds from the Sale of the Adult Assets	—	—	—	$10.0	—	—
Plus: Increase (Decrease) in Working Capital	$2.7	$5.7	($2.7)	$0.3	($0.2)	($0.2)

Unlevered Free Cash Flow	($5.6)	($16.6)	($18.5)	($9.4)	($3.2)	($12.4)

	Base Case by Segment for FY 2012 (in millions)
	Entertainment	Print/Digital	Licensing	Corporate
Segment Income (Loss)	$0.3	$1.87	$38.4	($24.69)
Plus: Depreciation and Amortization	$0.7	$1.86	$0.01	$2.54

Adjusted EBITDA	$1.0	$3.73	$38.5	($22.15)

	Upside Case by Segment for FY 2012 (in millions)
	Entertainment	Print/Digital	Licensing	Corporate
Segment Income (Loss)	$4.1	$2.9	$40.2	($25.7)
Plus: Depreciation and Amortization	$0.7	$1.9	—	$2.5

Adjusted EBITDA	$4.8	$4.8	$40.2	($23.1)

	Downside Case by Segment for FY 2012 (in millions)
	Entertainment	Print/Digital	Licensing	Corporate
Segment Income (Loss)	($1.7)	($7.7)	$35.6	($21.69)
Plus: Depreciation and Amortization	$1.6	$2.3	—	$2.54

Adjusted EBITDA	($0.1)	($5.4)	$35.6	($19.15)

	Base Case with Synergy by Segment for FY 2012 (in millions)
	Entertainment	Print/Digital	Licensing	Corporate
Segment Income (Loss)	$5.3	$4.3	$38.4	($26.5)
Plus: Depreciation and Amortization	—	—	$0.01	$2.5

Adjusted EBITDA	$5.3	$4.3	$38.5	($24.0)

	Upside Case with Synergy by Segment for FY 2012 (in millions)
	Entertainment	Print/Digital	Licensing	Corporate
Segment Income (Loss)	$5.3	$5.5	$40.2	($25.19)
Plus: Depreciation and Amortization	—	—	—	$2.54

Adjusted EBITDA	$5.3	$5.5	$40.2	($22.65)

(1)	Extraordinary Items include legal expenses related to certain litigation matters, impairment charges related to capitalized programming costs, one time expenses related to Mr. Hefner’s proposal and expenses related to the settlement of the DirecTV litigation.

Item 12

Item 12 of Schedule TO is hereby amended and supplemented with the following:

(a)(1)(x)	Press release issued by Icon Acquisition Holdings, L.P. dated February 23, 2011.

(a)(2)(ii)	Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on February 4, 2011, which is incorporated by reference herein.

(a)(2)(iii)	Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on February 11, 2011, which is incorporated by reference herein.

(a)(2)(iv)	Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on February 23, 2011, which is incorporated by reference herein.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 23, 2011	Icon Acquisition Holdings, L.P.

	By:	Icon Acquisition Holdings LLC, its General Partner

		By:	/s/ Hugh M. Hefner
Name: Hugh M. Hefner
Title: President

Icon Merger Sub, Inc.

	By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III
Title: President

Icon Acquisition Holdings LLC

	By:	GTD Acquisitions LLC, its Managing Member

	By:	/s/ Hugh M. Hefner
Name: Hugh M. Hefner
Title: Sole Member

	By:	RT-ICON Holdings LLC, its Managing Member

	By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III
Title: Secretary and Treasurer

GTD Acquisitions LLC

	By:	/s/ Hugh M. Hefner
Name: Hugh M. Hefner
Title: Sole Member

RT-ICON Holdings LLC

	By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III
Title: Secretary and Treasurer

RTM-ICON Holdings LLC

	By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III
Title: Secretary and Treasurer

Rizvi Traverse Management LLC

By:	/s/ Bernhard L. Kohn, III
Name: Bernhard L. Kohn, III
Title: Managing Director and Partner

/s/ Hugh M. Hefner
Hugh M. Hefner, an individual

/s/ Scott N. Flanders
Scott N. Flanders, an individual

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated January 24, 2011.

(a)(1)(ii)*	Letter of Transmittal (Class A common stock).

(a)(1)(iii)*	Letter of Transmittal (Class B common stock).

(a)(1)(iv)*	Notice of Guaranteed Delivery.

(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vii)*	Advertisement published in The New York Times on January 24, 2011.

(a)(1)(viii)*	Press Release issued by Playboy Enterprises, Inc. dated January 10, 2011 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9C filed by Playboy Enterprises, Inc. on January 10, 2011).

(a)(1)(ix)*	Letter to Participants in the Playboy Enterprises, Inc. Employee Stock Purchase Plan, mailed February 4, 2011 (incorporated by reference to Exhibit (a)(1)(viii) to the Solicitation/Recommendation Statement on Schedule 14D-9/A filed by Playboy Enterprises, Inc. on February 4, 2011).

(a)(1)(x)	Press release issued by Icon Acquisition Holdings, L.P. dated February 23, 2011.

(a)(2)(i)*	The Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on January 24, 2011, which is incorporated by reference herein.

(a)(2)(ii)	Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on February 4, 2011, which is incorporated by reference herein.

(a)(2)(iii)	Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on February 11, 2011, which is incorporated by reference herein.

(a)(2)(iv)	Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on February 23, 2011, which is incorporated by reference herein.

(a)(5)(i)*	Letter to employees of Playboy Enterprises, Inc., from the chief executive officer (incorporated by reference to Exhibit 99.2 to Schedule 14D-9C filed by Playboy Enterprises, Inc. on January 10, 2011).

(a)(5)(ii)*	Letter to licensees, business partners and vendors of Playboy Enterprises, Inc., from the chief executive officer (incorporated by reference to Exhibit 99.3 to Schedule 14D-9C filed by Playboy Enterprises, Inc. on January 10, 2011).

(b)(1)*	Debt Commitment Letter, dated as of January 9, 2011, by and between Jeffries Funding, Inc. and Icon Acquisition Holdings, L.P.

(c)(1)*	Opinion of Raine Securities LLC, dated as of January 9, 2011 (incorporated by reference to Annex A to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(2)*	Presentation, dated January 9, 2011, of Raine Securities LLC to the Special Committee and Board of Directors of the Company (incorporated by reference to Exhibit (c)(2) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(3)*	Presentation, dated October 6, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(3) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(4)*	Presentation, dated November 2, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(4) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

Exhibit No.	Description

(c)(5)*	Presentation, dated November 19, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(5) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(6)*	Presentation, dated December 9, 2010, of Raine Securities LLC to the Special Committee (incorporated by reference to Exhibit (c)(6) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(c)(7)*	Presentation, dated December 18, 2010, of Raine Securities LLC to the Special Committee and Independent Members of the Board of Directors (incorporated by reference to Exhibit (c)(7) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Playboy Enterprises, Inc. on January 24, 2011).

(d)(1)*	Agreement and Plan of Merger, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., Icon Merger Sub, Inc. and Playboy Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Playboy Enterprises, Inc. on January 11, 2011).

(d)(2)*	Equity Commitment Letter, dated as of January 9, 2011, by and between RT-ICON Holdings LLC and Icon Acquisition Holdings, L.P.

(d)(3)*	Limited Guarantee, dated as of January 9, 2011, by Rizvi Opportunistic Equity Fund, L.P., Rizvi Opportunistic Equity Fund I-B, L.P., Rizvi Opportunistic Equity Fund (TI), L.P., Rizvi Opportunistic Equity Fund I-B (TI), L.P., Rizvi Traverse Partners LLC and Rizvi Opportunistic Equity Fund II, L.P. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Playboy Enterprises, Inc., on January 11, 2011).

(d)(4)*	Contribution Agreement, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., The HMH Playboy Stock Trust and The Hugh M. Hefner 1991 Trust.

(d)(5)*	Rollover Agreement, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P. and Scott N. Flanders.

(d)(6)*	Employment Agreement, dated as of January 9, 2011, by and between Hugh M. Hefner and Icon Merger Sub, Inc., including the form of lease agreement attached thereto.

(d)(7)*	Employment Agreement, dated as of January 9, 2011, by and between Scott N. Flanders and Icon Merger Sub, Inc.

(d)(8)*	Memorandum of Understanding – License of Name and Likeness Rights, Key Material Terms dated as of January 9, 2011 by and between Hugh M. Hefner and Rizvi Traverse Management, LLC.

(d)(9)*	Confidentiality Agreement, dated as of July 13, 2009, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(9) to the Schedule 14D-9 filed by Playboy Enterprises, Inc., on January 24, 2011).

(d)(10)*	Amendment to Confidentiality, dated as of May 3, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(10) to the Schedule 14D-9 filed by Playboy Enterprises, Inc., on January 24, 2011).

(d)(11)*	Amendment to Confidentiality Agreement, dated as of November 4, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(11) to the Schedule 14D-9 filed by Playboy Enterprises, Inc., on January 24, 2011).

Exhibit No.	Description

(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	None.

(h)	None.

*	Previously filed.